

Mail Stop 3720

June 9, 2009

Mr. Randy L. Pearce
Chief Financial Officer
Regis Corporation
7201 Metro Boulevard
Edina, Minnesota 55439

       Re: **Regis Corporation**
              Form 10-K for Fiscal Year Ended June 30, 2008
              Filed August 29, 2008

              Form 10-Q for Fiscal Quarter Ended March 31, 2009
              File No. 1-12725

Dear Mr. Pearce:

We have reviewed your supplemental response letter dated May 22, 2009 as well as your filing and have the following comments. As noted in our comment letter dated March 3, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended June 30, 2008

Note 3. Acquisition, Investments in Affiliates and Loans, page 85

Investment in MY Style, page 91

1. We note your response to the first part of prior comment 1. You state that the Original Exchangeable Notes contained an exchange feature akin to a deep-in-the-money option permitting you to purchase certain shares of common stock of MY Style. Clarify whether the conversion option in the New Exchangeable Notes was also considered deep-in-the-money. If so, it is unclear to us how you have determined that that the characteristics of in-substance common stock have not been met for this instrument. In this regard, the guidance in paragraph 6.b. of EITF 02-14 indicates that the existence of a deep-in-the-money conversion feature enables an investor to participate in the investee's earnings and capital appreciation on a substantially similar basis to common stock. Tell us how you evaluated each of the

characteristics discussed in EITF 02-14 in determining that your investment does not represent in-substance common stock.

2. We note your response to the second part of prior comment 1. Please explain for us in more detail the nature of the foreign currency transaction gains and losses that were not recognized during the first, second, and third quarters of fiscal 2009. Clarify whether these errors were related to your application of the equity method to this investment during these three quarters. If so, tell us how you previously accounted for the foreign currency effects of this investment during these three quarters.

    In addition, tell us whether there were any effects of these errors on periods prior to the quarter ended September 30, 2008. In this regard, we note that you retroactively applied the equity method.

                                        *   *   *   *

    Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                    Sincerely,

                                                    /s/ Robert S. Littlepage, Jr.

                                                    /for/ Larry Spirgel
                                                    Assistant Director